Exhibit 99.2

FORM OF

LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS OF

EARGO, INC.

Subscription Rights to Purchase Shares Offered Pursuant to Subscription Rights Distributed to

Stockholders of Eargo, Inc.

                , 2022

Dear Stockholder:

This letter is being distributed by Eargo, Inc., a Delaware corporation (the “Company”) to all holders of record of shares of its common stock, $0.0001 par value per share (the “Common Stock”), as of 5:00 PM Eastern Time on October 24, 2022 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of subscription rights (the “Subscription Rights”), to subscribe for and purchase shares of Common Stock. The Subscription Rights are non-transferrable, except that the Subscription Rights will be transferable by operation of law (e.g., by death) or by such holders that are closed-end funds to funds affiliated with such holders. The Subscription Rights and shares of Common Stock are described in the prospectus dated                 , 2022 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to an aggregate of 375,000,000 shares of Common Stock on the terms and subject to the conditions described in the Prospectus, at a subscription price of $0.50 per Share (the “Subscription Price”).

The Subscription Rights may be exercised at any time during the subscription period, which commences on October 31, 2022 and ends at 5:00 PM Eastern Time on November 17, 2022 (as it may be extended, the “Expiration Date”), unless extended by the Company in its sole discretion.

As described in the Prospectus, holders will receive one (1) Subscription Right for each share of Common Stock owned on the Record Date, evidenced by non-transferable Subscription Rights statements (the “Subscription Rights Statements”). Each whole Subscription Right entitles the holder to purchase                  shares of Common Stock at the Subscription Price (the “Basic Subscription Privilege”). Subscription Rights may only be exercised for a whole number of shares, and the Company will not issue fractional shares. After aggregating all of the shares subscribed for by a particular stockholder, any fractional shares of Common Stock created by the exercise of the rights by that stockholder will be rounded down to the nearest whole share for purposes of determining the number of shares of Common Stock for which you may subscribe, with such adjustments as may be necessary to ensure that we offer 375,000,000 shares of Common Stock in the Rights Offering.

Holders who fully exercise their Basic Subscription Privilege will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Privilege (the “Oversubscription Privilege”). If sufficient shares are available, all Oversubscription Privilege requests will be honored in full, subject to certain limitations set forth in the Prospectus. If Oversubscription Privilege requests for shares exceed the remaining shares available, we will allocate the available shares pro rata among those rights holders who oversubscribed based on the number of shares each rights holder subscribed for under the Basic Subscription Privilege. Notwithstanding the foregoing:

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no shares of Common Stock will be issued upon exercise of the Oversubscription Privilege by a particular stockholder to the extent that such issuance would result in such stockholder, or a “person” or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that includes such stockholder, beneficially owning in excess of 9.9% of the outstanding shares of Common Stock upon completion of the Rights Offering; and

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no shares of Common Stock will be issued upon exercise of the Oversubscription Privilege by any or all stockholders to the extent that the number of shares subscribed for in the Rights Offering (including pursuant to the Oversubscription Privilege) would exceed 75 million shares in the aggregate (i.e., in the event the total number of shares subscribed for, including oversubscriptions, exceeds 75 million, stockholders’ oversubscriptions will be cut back on a pro rata basis (based on the extent to which the oversubscriptions exceed, on a percentage basis, the underlying rights) until the total number of shares subscribed for, including oversubscriptions, is 75 million or all oversubscriptions have been fully cut back to zero).

Any excess subscription payment received by Continental Stock Transfer & Trust Company, LLC (the “Subscription Agent”) will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Rights Certificate

3.	Instructions as to Use of Rights Certificate

4.	Notice of Guaranteed Delivery

5.	A return envelope, addressed to Continental Stock Transfer & Trust Company, LLC, as Subscription Agent

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each Share subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Rights Certificate and full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date.

You cannot revoke the exercise of your Subscription Right. Subscription Rights not exercised at or prior to 5:00 PM Eastern Time on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO MORROW SODALI LLC AT (800) 662-5200 AND VIA EMAIL AT EAR.info@investor.morrowsodali.com. BANKS AND BROKERS, PLEASE CALL (203) 658-9400.